# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inhibrx Biosciences, Inc., CIK 0002007919
CUSIP: 45720N103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11025 N. Torrey Pines Road, Suite 140, La Jolla, California (CA), La Jolla
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,383,621; sole dispositive power 0; shared dispositive power 1,383,621; aggregate amount beneficially owned 1,383,621 (9.3% of the class)
  Comment: See Item 4
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,383,621; sole dispositive power 0; shared dispositive power 1,383,621; aggregate amount beneficially owned 1,383,621 (9.3% of the class)
  Comment: See Item 4
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,303,208; sole dispositive power 0; shared dispositive power 1,303,208; aggregate amount beneficially owned 1,303,208 (8.7% of the class)
  Comment: See Item 4
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,250,816; sole dispositive power 0; shared dispositive power 1,250,816; aggregate amount beneficially owned 1,250,816 (8.4% of the class)
  Comment: See Item 4
- Viking Global Opportunities Illiquid Investments Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,250,816; sole dispositive power 0; shared dispositive power 1,250,816; aggregate amount beneficially owned 1,250,816 (8.4% of the class)
  Comment: See Item 4
- KAVRA 104 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 52,392; sole dispositive power 0; shared dispositive power 52,392; aggregate amount beneficially owned 52,392 (0.4% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 80,413; sole dispositive power 0; shared dispositive power 80,413; aggregate amount beneficially owned 80,413 (0.5% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 80,413; sole dispositive power 0; shared dispositive power 80,413; aggregate amount beneficially owned 80,413 (0.5% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown (Aggregator) LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 80,413; sole dispositive power 0; shared dispositive power 80,413; aggregate amount beneficially owned 80,413 (0.5% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,383,621; sole dispositive power 0; shared dispositive power 1,383,621; aggregate amount beneficially owned 1,383,621 (9.3% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,383,621; sole dispositive power 0; shared dispositive power 1,383,621; aggregate amount beneficially owned 1,383,621 (9.3% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: Inhibrx Biosciences, Inc.
Address of issuer's principal executive offices: 11025 N. Torrey Pines Road, Suite 140, La Jolla, California, 92037

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),
Viking Global Opportunities Parent GP LLC ("Opportunities Parent"),
Viking Global Opportunities GP LLC ("Opportunities GP"),
Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"),
Viking Global Opportunities Illiquid Investments Sub-Master LP ("VGOP"),
KAVRA 104 LLC ("KAVRA 104"),
Viking Global Opportunities Drawdown GP LLC ("VGOD GP"),
Viking Global Opportunities Drawdown Portfolio GP LLC ("VGOD Portfolio GP"),
Viking Global Opportunities Drawdown (Aggregator) LP ("VGOD"),
O. Andreas Halvorsen and Rose S. Shabet (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP, Opportunities Portfolio GP, KAVRA 104, VGOD GP and VGOD Portfolio GP are Delaware limited liability companies; VGOP and VGOD are Cayman Islands exempted limited partnerships; O. Andreas Halvorsen is a citizen of Norway; and Rose S. Shabet is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Statement on Schedule 13G relates to shares of Common Stock held directly by VGOP, KAVRA 104 and VGOD, and warrants to purchase shares of Common Stock with an exercise price of $0.0001 per share (the "Warrants") held directly by VGOP.

VGI: 1,383,621

VGI provides managerial services to VGOP, KAVRA 104 and VGOD. VGI has the authority to dispose of and vote the shares of Common Stock directly held by VGOP, KAVRA 104 and VGOD and the shares of Common Stock that VGOP has the right to purchase upon exercise of the Warrants. VGI does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), VGI may be deemed to beneficially own the shares of Common Stock directly held by VGOP, KAVRA 104 and VGOD and the shares of Common Stock that VGOP has the right to purchase upon exercise of the Warrants.

VGI beneficially owns 1,383,621 shares of Common Stock consisting of (i) 991,124 shares of Common Stock directly owned by VGOP, (ii) 52,392 shares of Common Stock directly owned by KAVRA 104, (iii) 80,413 shares of Common Stock directly owned by VGOD and (iv) 259,692 shares of Common Stock beneficially owned by VGOP, which VGOP has the right to purchase upon exercise of the Warrants.

Opportunities Parent: 1,383,621

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP (which consists of the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants), and KAVRA 104, and is the sole member of VGOD GP, which has the authority to dispose of and vote the shares of Common Stock controlled by VGOD Portfolio GP (which consists of the shares of Common Stock directly held by VGOD). Opportunities Parent does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 under the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock directly held by VGOP, KAVRA 104 and VGOD and the shares of Common Stock that VGOP has the right to purchase upon exercise of the Warrants.

Opportunities Parent beneficially owns 1,383,621 shares of Common Stock consisting of (i) 991,124 shares of Common Stock directly owned by VGOP, (ii) 52,392 shares of Common Stock directly owned by KAVRA 104, (iii) 80,413 shares of Common Stock directly owned by VGOD and (iv) 259,692 shares of Common Stock beneficially owned by VGOP, which VGOP has the right to purchase upon exercise of the Warrants.

Opportunities GP: 1,303,208

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants. In addition, Opportunities GP is the general partner of each of Viking Global Opportunities Intermediate LP, Viking Global Opportunities III LP, and Viking Global Opportunities LP. The membership interests of KAVRA 104 are held by Viking Global Opportunities Intermediate LP and Viking Global Opportunities LP. Accordingly, Opportunities GP has the authority to dispose of and vote the shares of Common Stock directly held by KAVRA 104. Opportunities GP does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 under the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock directly held by VGOP and KAVRA 104 and the shares of Common Stock that VGOP has the right to purchase upon exercise of the Warrants.

Opportunities GP beneficially owns 1,303,208 shares of Common Stock consisting of (i) 991,124 shares of Common Stock directly owned by VGOP, (ii) 52,392 shares of Common Stock directly owned by KAVRA 104 and (iii) 259,692 shares of Common Stock beneficially owned by VGOP, which VGOP has the right to purchase upon exercise of the Warrants.

Opportunities Portfolio GP: 1,250,816

Opportunities Portfolio GP serves as the general partner of VGOP and has the authority to dispose of and vote the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants. Opportunities Portfolio GP does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 under the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock that VGOP directly owns or has the right to purchase upon exercise of the Warrants.

Opportunities Portfolio GP beneficially owns 1,250,816 shares of Common Stock consisting of 991,124 shares of Common Stock directly owned by VGOP and 259,692 shares of Common Stock beneficially owned by VGOP, which VGOP has the right to purchase upon exercise of the Warrants.

VGOP: 1,250,816

VGOP has the authority to dispose of and vote the shares of Common Stock that it directly owns or has the right to purchase upon exercise of the Warrants directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

KAVRA 104: 52,392

KAVRA 104 has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by Opportunities GP and its sole member, Opportunities Parent, and by VGI, an affiliate of Opportunities GP, which provides managerial services to KAVRA 104. The membership interests of KAVRA 104 are held by Viking Global Opportunities Intermediate LP and Viking Global Opportunities LP. Opportunities GP is the general partner of each of Viking Global Opportunities LP and Viking Global Opportunities Intermediate LP.

VGOD GP: 80,413

VGOD GP serves as the sole member of VGOD Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by VGOD Portfolio GP, which consists of the shares of Common Stock that VGOD directly owns. In addition, VGOD GP is the general partner of each of Viking Global Opportunities Drawdown (Onshore) LP and Viking Global Opportunities Drawdown (Offshore) LP. VGOD GP does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 under the Act, VGOD GP may be deemed to beneficially own the shares of Common Stock that VGOD directly owns.

VGOD GP beneficially owns 80,413 shares of Common Stock consisting of 80,413 shares of Common Stock directly owned by VGOD.

VGOD Portfolio GP: 80,413

VGOD Portfolio GP serves as the general partner of VGOD and has the authority to dispose of and vote the shares of Common Stock that VGOD directly owns. VGOD Portfolio GP does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 under the Act, VGOD Portfolio GP may be deemed to beneficially own the shares of Common Stock that VGOD directly owns.

VGOD Portfolio GP beneficially owns 80,413 shares of Common Stock consisting of 80,413 shares of Common Stock directly owned by VGOD.

VGOD: 80,413

VGOD has the authority to dispose of and vote the 80,413 shares of Common Stock that it directly owns, which power may be exercised by its general partner, VGOD Portfolio GP, and by VGI, an affiliate of VGOD Portfolio GP, which provides managerial services to VGOD.

Viking Global Opportunities Drawdown (Offshore) LP (a Cayman Islands exempted limited partnership) and Viking Global Opportunities Drawdown (Onshore) LP (a Delaware limited partnership) invest substantially all of their assets in VGOD.

O. Andreas Halvorsen and Rose S. Shabet: 1,383,621

Mr. Halvorsen and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI) and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI and Opportunities Parent. Neither Mr. Halvorsen nor Ms. Shabet directly owns any shares of Common Stock or Warrants.

Based on Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGOP, KAVRA 104 and VGOD and the shares of Common Stock that VGOP has the right to purchase upon exercise of the Warrants.

Mr. Halvorsen and Ms. Shabet each beneficially own 1,383,621 shares of Common Stock consisting of (i) 991,124 shares of Common Stock directly owned by VGOP, (ii) 52,392 shares of Common Stock directly owned by KAVRA 104, (iii) 80,413 shares of Common Stock directly owned by VGOD and (iv) 259,692 shares of Common Stock beneficially owned by VGOP, which VGOP has the right to purchase upon exercise of the Warrants.
Percent of class:
The percentages set forth herein are based on (i) 14,671,186 shares of Common Stock outstanding as of May 8, 2026, as reported by the Issuer in its quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the "Commission") on May 14, 2026, and (ii) 259,692 shares of Common Stock that the Reporting Persons currently have the right to purchase upon exercise of the Warrants.

VGI: 9.3%
Opportunities Parent: 9.3%
Opportunities GP: 8.7%
Opportunities Portfolio GP: 8.4%
VGOP: 8.4%
KAVRA 104: 0.4%
VGOD GP: 0.5%
VGOD Portfolio GP: 0.5%
VGOD: 0.5%
O. Andreas Halvorsen and Rose S. Shabet: 9.3%
Sole power to vote or to direct the vote:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
KAVRA 104: 0
VGOD GP: 0
VGOD Portfolio GP: 0
VGOD: 0
O. Andreas Halvorsen and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 1,383,621
Opportunities Parent: 1,383,621
Opportunities GP: 1,303,208
Opportunities Portfolio GP: 1,250,816
VGOP: 1,250,816
KAVRA 104: 52,392
VGOD GP: 80,413
VGOD Portfolio GP: 80,413
VGOD: 80,413
O. Andreas Halvorsen and Rose S. Shabet: 1,383,621
Sole power to dispose or to direct the disposition:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
KAVRA 104: 0
VGOD GP: 0
VGOD Portfolio GP: 0
VGOD: 0
O. Andreas Halvorsen and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 1,383,621
Opportunities Parent: 1,383,621
Opportunities GP: 1,303,208
Opportunities Portfolio GP: 1,250,816
VGOP: 1,250,816
KAVRA 104: 52,392
VGOD GP: 80,413
VGOD Portfolio GP: 80,413
VGOD: 80,413
O. Andreas Halvorsen and Rose S. Shabet: 1,383,621

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2) (08/14/2026)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2) (08/14/2026)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2) (08/14/2026)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2) (08/14/2026)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2) (08/14/2026)
- KAVRA 104 LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of KAVRA 104 LLC (1)(2) (08/14/2026)
- Viking Global Opportunities Drawdown GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown GP LLC (1)(2) (08/14/2026)
- Viking Global Opportunities Drawdown Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown Portfolio GP LLC (1)(2) (08/14/2026)
- Viking Global Opportunities Drawdown (Aggregator) LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown (Aggregator) LP (1)(2) (08/14/2026)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (08/14/2026)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (2) (08/14/2026)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of KAVRA 104 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of KAVRA 104 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).